

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 23, 2007

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Philip Cox
Chief Executive Officer
International Power PLC
Senator House
85 Queen Victoria Street
London EC4V 4DP, United Kingdom

Re: Form 20-F for the year ended December 31, 2005
Filed June 30, 2006
Response Letter Dated November 28, 2006
Response Letter Dated March 30, 2007
File No. 1-13644

Dear Mr. Cox:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 30, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Consolidated Income Statement, page F-4</u>

1.   As discussed during our conference call with company representatives on April 18, 2007, subject to approval by the company's audit committee, please confirm the following:

- In future filings on Forms 20-F, the company will only present a single-column income statement and one measure of basic and diluted earnings per share. The company will no longer present a three-column income statement and basic and diluted earnings per share excluding exceptional items; and

- The company confirms will not present basic and diluted earnings per share excluding exceptional items in selected financial data, operating and financial review and anywhere else basic and diluted earnings per share is presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief